Exhibit (a)(1)(d)

LSI Logic Corporation
Stock Option Exchange Offer
Election Form

Name (Last, First):	Mail Stop:
Personnel Number:	Manager:

Electing Grants to Exchange

Below is a personal summary of your stock option grants that are eligible for exchange in the stock option exchange program. Please review your grants carefully, and initial the grants you wish to exchange in the column labeled “Election Column”. This information has been gathered from our current records. Please contact Stock Administration at (408) 433-6644 if any information on this form is incorrect. You may only tender for exchange stock option grants that you have actually received and that are otherwise eligible for exchange.

When you have finished selecting the grants that you wish to exchange, please sign and date this form in the space provided at the bottom. You must return the completed form by faxing it to Stock Administration, LSI Logic Corporation at (408) 954-4633. You may use LSI Logic fax machines for this purpose free of charge. Your election to exchange must be received by Stock Administration before the exchange offer expires at 5:00 p.m., Pacific Time, on September 18, 2002. You should be sure to keep the fax machine’s confirmation of successful transmission as your receipt of delivery. If you do not have access to a fax machine, call Stock Administration to arrange for alternate delivery.

Note: If you choose to exchange one or more grants in the program, ANY grants you received on or after February 20, 2002 must also be exchanged.

Election Column (initial here)	Option ID Number	Option Type[1]	Grant Date	Exercise Price	Shares Outstanding (subject to cancellation)	Shares Subject to New Option[2]

1 NQ = Non-Qualified Stock Option, ISO = Incentive Stock Option

2 The number of shares subject to each the new option will be based on the exchange ratio of two new shares for every three shares cancelled, rounded up to the nearest share. The actual number of shares subject to each new option is subject to the terms and conditions of the program, as outlined in program materials, including the Offer to Exchange.

Data Privacy

In order to administer this program, LSI Logic must collect, use and transfer certain information regarding you and your option grants, and may have to pass that information on to third parties who are assisting with the program. By submitting this form and accepting this offer, you agree to such collection, use and transfer of your personal data by LSI Logic, its subsidiaries and the third parties assisting with the program, but only for the purpose of administering your participation in this offer. You also acknowledge and agree that: (1) the parties receiving this data may be located outside of your country, and the recipient’s country may have different data privacy laws and protections than yours, (2) the data will be held only as long as necessary to administer and implement the program, (3) you can request from LSI Logic a list of the parties that may receive your data, (4) you can request additional information about how the data is stored and processed, and (5) you can request that the data be amended if it is incorrect. You can withdraw your consent to the collection, use and transfer of your data by contacting LSI Logic. You should note, however, that if you withdraw your consent, it may affect your ability to participate in this option exchange program. Please contact LSI Logic, or your local human resources representative, if you have any questions.

Please keep a copy of your completed Election Form for your records. Once you have submitted an Election Form, you can withdraw your election only by submitting a Withdrawal Form to Stock Administration before the exchange offer expires.

SIGNATURE: _________________________________	DATE: __________________________

TIME: __________________________